UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

SOUFUN HOLDINGS LIMITED

(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share

(Title of Class of Securities)

836034108**

(CUSIP Number)

Douglas Markel

Simpson Thacher & Bartlett LLP

3919 China World Tower

No. 1 Jianguomenwai Avenue

Beijing 100004, China

+86(10)-5965-2989

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A ordinary share.  No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 7-A Guernsey L.P. Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 3,735,149

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,735,149

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,735,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)                   Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII-A L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 3,735,149

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,735,149

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,735,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%(2)

14.	Type of Reporting Person (See Instructions) PN

(2)                   Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 7-B Guernsey L.P. Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 7,033,590

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,033,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,033,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%(3)

14.	Type of Reporting Person (See Instructions) PN

(3)                   Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII-1 L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 7,033,590

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,033,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,033,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%(4)

14.	Type of Reporting Person (See Instructions) PN

(4)                   Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII-B L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 7,033,590

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,033,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,033,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%(5)

14.	Type of Reporting Person (See Instructions) PN

(5)                   Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI-1 L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 7,033,590

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,033,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,033,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%(6)

14.	Type of Reporting Person (See Instructions) PN

(6)                   Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 7-A GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 10,768,739

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,768,739

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,768,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8%(7)

14.	Type of Reporting Person (See Instructions) OO

(7)                   Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 6-A Guernsey L.P. Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 4,135,785

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,135,785

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,135,785

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%(8)

14.	Type of Reporting Person (See Instructions) PN

(8)                   Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 6-A GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 4,135,785

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,135,785

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,135,785

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%(9)

14.	Type of Reporting Person (See Instructions) OO

(9)                   Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 4,135,785

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,135,785

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,135,785

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%(10)

14.	Type of Reporting Person (See Instructions) PN

(10)            Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI GP L.P. Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 11,169,375

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,169,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,169,375

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.5%(11)

14.	Type of Reporting Person (See Instructions) OO

(11)            Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI GP Co. Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 11,169,375

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,169,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,169,375

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.5%(12)

14.	Type of Reporting Person (See Instructions) OO

(12)            Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII GP L.P. Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 10,768,739

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,768,739

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,768,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8%(13)

14.	Type of Reporting Person (See Instructions) OO

(13)            Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII GP Co. Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 10,768,739

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,768,739

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,768,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8%(14)

14.	Type of Reporting Person (See Instructions) OO

(14)            Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Partners Europe Managers Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 14,904,524

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 14,904,524

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,904,524

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%(15)

14.	Type of Reporting Person (See Instructions) OO

(15)            Based on 57,196,844 Class A ordinary shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

This Amendment No. 3 (this “Amendment No. 3”) amends that certain Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2010 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed with the SEC on September 19, 2012 (“Amendment No. 1”) and Amendment No. 2 to the Original 13D filed with the SEC on November 29, 2012 (“Amendment No. 2”, and together with the Original 13D and Amendment No. 1, the “Original Schedule 13D”) relating to the Class A ordinary shares, par value HK$1.00 per share, of SouFun Holdings Limited (the “Issuer”), a Cayman Islands exempted company with limited liability.  The Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “SFUN.”

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Capitalized terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 2. Identity and Background

The last two paragraphs of Item 2 are hereby amended and restated as follows:

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of December 6, 2013 is set forth on Schedule A.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in this Item 2 (including those listed in Schedule A) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) is hereby amended and restated as follows:

(a) and (b)

The information set forth in the cover pages of this Amendment No. 2 is incorporated herein by reference.

All ownership percentages set forth in this Item 5 are based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013 disclosed on Form 6-K filed by the Issuer on November 22, 2013.

Apax 7-A beneficially owns 3,735,149 Class A Ordinary Shares, which amount constitutes 6.5% of the outstanding Class A Ordinary Shares.  Apax Europe VII-A, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Apax 7-B beneficially owns 7,033,590 Class A Ordinary Shares, which amount constitutes 12.3% of the outstanding Class A Ordinary Shares.  Each of Apax Europe VII-1, L.P., Apax Europe VII-B, L.P. and Apax Europe VI-1, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Hunt 7-A GP Limited, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 10,768,739 Class A Ordinary Shares beneficially owned by Apax 7-A and Apax 7-B, which amount constitutes 18.8% of the outstanding Class A Ordinary Shares.

Apax 6-A beneficially owns 4,135,785 Class A Ordinary Shares, which amount constitutes 7.2% of the outstanding Class A Ordinary Shares.  Each of Hunt 6-A GP Limited and Apax Europe VI-A, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Each of the Apax Europe VII Funds GPs, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 10,768,739 Class A Ordinary Shares beneficially owned by the Apax Europe VII Funds, which amount constitutes 18.8% of the outstanding Class A Ordinary Shares.

Each of the Apax Europe VI Funds GPs, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 11,169,375 Class A Ordinary Shares beneficially owned by the Apax Europe VI Funds, which amount constitutes 19.5% of the outstanding Class A Ordinary Shares.

Apax Partners Europe Managers Ltd, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 14,904,524 Class A Ordinary Shares beneficially owned by the Apax Europe VI Funds and the Apax Europe VI Funds, which amount constitutes 26.0% of the outstanding Class A Ordinary Shares.

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any of such persons, other than Apax 7-A, Apax 7-B or Apax 6-A that it is the beneficial owner of any of the Class A Ordinary Shares referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following to the end thereof:

In connection with the Issuer’s proposed offering of senior convertible notes due 2018 (the “Offering”), on December 4, 2013,   the Investors entered into a lock-up agreement (the “Lock-up Agreement”) with Citigroup Global Markets Inc., J.P. Morgan Securities LLC, and Credit Suisse Securities (USA) LLC, as the initial purchasers (the “Initial Purchasers”), which is filed hereto as Exhibit 7. Pursuant to the Lock-Up Agreement, subject to certain exceptions, each of the Investors has agreed not to dispose of any of the Class A Ordinary Shares beneficially owned by it for 45 days following the date of the final offering memorandum relating to the Offering. In the event that the consummation of the Offering has not occurred on or prior to December 15, 2013, each of the Investors will be released from its obligations under the Lock-up Agreement.

References to the Lock-Up Agreement set forth in this Amendment No. 3 are not intended to be complete and are qualified in their entirety by reference to the full text of the Lock-Up Agreement, which is filed hereto as Exhibit 7, and which is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit 7                                               Lock-up Agreement by and among the Investors and the Initial Purchasers, dated as of December 4, 2013

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 6, 2013

HUNT 7-A GUERNSEY L.P. INC

By: Hunt 7-A GP Limited, its general partner

By:	/s/ A W Guille
Name: A W Guille
Title: Director

HUNT 7-B GUERNSEY L.P. INC

By: Hunt 7-A GP Limited, its general partner

By:	/s/ A W Guille
Name: A W Guille
Title: Director

HUNT 7-A GP LIMITED

By:	/s/ A W Guille
Name: A W Guille
Title: Director

HUNT 6-A GUERNSEY L.P. INC

By: Hunt 6-A GP Limited, its general partner

By:	/s/ A W Guille
Name: A W Guille
Title: Director

HUNT 6-A GP LIMITED

By:	/s/ A W Guille
Name: A W Guille
Title: Director

BY APAX EUROPE VI GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VI GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VI-A, L.P.

By:	/s/ A W Guille
Name: A W Guille
Title: Director

BY APAX EUROPE VI GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VI GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VI-1, L.P.

By:	/s/ A W Guille
Name: A W Guille
Title: Director

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-A, L.P.

By:	/s/ A W Guille
Name: A W Guille
Title: Director

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-B, L.P.

By:	/s/ A W Guille
Name: A W Guille
Title: Director

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-1, L.P.

By:	/s/ A W Guille
Name: A W Guille
Title: Director

APAX EUROPE VI GP L.P. INC.

By: Apax Europe VI GP Co. Limited, its general partner

By:	/s/ A W Guille
Name: A W Guille
Title: Director

APAX EUROPE VI GP CO. LIMITED

By:	/s/ A W Guille
Name: A W Guille
Title: Director

APAX EUROPE VII GP L.P. INC.

By: Apax Europe VII GP Co. Limited, its general partner

By:	/s/ A W Guille
Name: A W Guille
Title: Director

APAX EUROPE VII GP CO. LIMITED

By:	/s/ A W Guille
Name: A W Guille
Title: Director

APAX PARTNERS EUROPE MANAGERS LTD

By:	/s/ Martin Halusa
Name: Martin Halusa
Title: Director

By:	/s/ Andrew Sillitoe
Name: Andrew Sillitoe
Title: Authorized Signatory

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Jeremy Arnold (British citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

Gordon Purvis (British citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

Andrew Guille (British citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

David Staples (British Citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

Simon Cresswell (Australian citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited 33 Jermyn Street, London SWIY 6DN

Martin Halusa (Austrian citizen)	Director of Apax Partners Europe Managers Ltd 33 Jermyn Street, London SWIY 6DN

Nico Hansen (German citizen)	Director of Apax Partners Europe Managers Ltd 33 Jermyn Street, London SWIY 6DN

Michael Philips (Canadian citizen)	Director of Apax Partners Europe Managers Ltd Possartstraße 11, Kopernikusstraße, 81679 München (Bogenhausen)